# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FuboTV Inc., CIK 0001484769
CUSIP: 35953D104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1290 Avenue of the Americas, New York, New York (NY), 10104
Date of event which requires filing of this statement: 03/18/2026
Amends the filing with accession number 0000950157-25-000917
Filed by CIK 0001744489
Persons authorized to receive notices and communications: Jolene E. Negre, The Walt Disney Company, 500 South Buena Vista Street, Burbank, California (CA), 91521, (818) 560-1000; Copy to: Cole DuMond, Two Manhattan West, 375 Ninth Avenue, New York, New York (NY), 10001, (212) 474-1000; Copy to: Alexander Greenberg, Two Manhattan West, 375 Ninth Avenue, New York, New York (NY), 10001, (212) 474-1000

## Reporting persons
- Walt Disney Co (CIK 0001744489): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 947,910,220; sole dispositive power 0; shared dispositive power 947,910,220; aggregate amount beneficially owned 947,910,220 (72.9% of the class)
  Comment: Row 13: This calculation is based on 352,715,216 shares of Class A Common Stock outstanding as of February 3, 2026, as disclosed by the Issuer in its Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on February 27, 2026. The Schedule 13D filed by the Reporting Persons on November 5, 2025 (the "Original Schedule 13D") reported their ownership percentage in the Issuer on a fully diluted basis, which results in percentages different from the amounts calculated in this Amendment (as defined below) that are not as a result of any transactions by the Reporting Persons. The ownership percentage of the Reporting Persons in the Original Schedule 13D was calculated based on a total of 406,247,237 shares of Class A Common Stock, as of the close of markets on October 28, 2025.
- Hulu, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 947,910,220; sole dispositive power 0; shared dispositive power 947,910,220; aggregate amount beneficially owned 947,910,220 (72.9% of the class)
  Comment: Row 13: This calculation is based on 352,715,216 shares of Class A Common Stock outstanding as of February 3, 2026, as disclosed by the Issuer in its Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on February 27, 2026. The Schedule 13D filed by the Reporting Persons on November 5, 2025 (the "Original Schedule 13D") reported their ownership percentage in the Issuer on a fully diluted basis, which results in percentages different from the amounts calculated in this Amendment (as defined below) that are not as a result of any transactions by the Reporting Persons. The ownership percentage of the Reporting Persons in the Original Schedule 13D was calculated based on a total of 406,247,237 shares of Class A Common Stock, as of the close of markets on October 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: FuboTV Inc.
Address of issuer's principal executive offices: 1290 Avenue of the Americas, New York, New York (NY), 10104
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 5, 2025 (as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment amends Item 2 of the Schedule 13D to amend information regarding the directors and executive officers of The Walt Disney Company by replacing in its entirety Schedule II with Schedule II attached hereto as Exhibit 99.1 and incorporated therein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

Based on the most recent information available, the aggregate number and percentage of the shares of Class A Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 947,910,220 shares of Class B Common Stock issued in connection with the Transactions and assume the exchange of all shares of Class B Common Stock into shares of Class A Common Stock (for a total of 1,300,625,436 shares of Class A Common Stock on a fully exchanged basis).

To the best knowledge of the Reporting Persons, none of the persons listed in Schedules I or II beneficially owns any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of shares of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 as follows:

Exhibit 99.1 Schedule II

## Signatures
- Walt Disney Co: /s/ James M. Kapenstein, James M. Kapenstein, Attorney-in-Fact (03/20/2026)
- Hulu, LLC: /s/ James M. Kapenstein, James M. Kapenstein, Attorney-in-Fact (03/20/2026)